UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Azul Reports December 2021 Traffic

São Paulo, January 11, 2022 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by departures and number of cities served, announces today its preliminary traffic results for December 2021.

Domestic passenger traffic (RPKs) increased 20.9% compared to December 2019 on a domestic capacity (ASKs) increase of 20.9%, resulting in a load factor of 82.3%.

“Our December traffic results continued the momentum seen throughout the fourth quarter of 2021, with strong revenue performance from both leisure and corporate segments. While it is early to determine the exact impact of the omicron variant in Brazil, these results give us confidence in the competitive advantages of our business model and our plans for 2022,” says John Rodgerson, Azul’s CEO.

	Dec-21	Dec-19	% ∆	4Q21	4Q19	% ∆	FY 21	FY 19	% ∆
Domestic
RPK (million)	2,581	2,135	20.9%	7,166	6,155	16.4%	23,431	22,790	2.8%
ASK (million)	3,136	2,595	20.9%	8,734	7,432	17.5%	29,379	27,521	6.8%
Load factor	82.3%	82.3%	+0.0 p.p.	82.0%	82.8%	-0.8 p.p.	79.8%	82.8%	-3.0 p.p.
International
RPK (million)	321	822	-60.9%	607	1,925	-68.5%	1,419	7,151	-80.2%
ASK (million)	363	946	-61.6%	717	2,254	-68.2%	2,007	8,348	-76.0%
Load factor	88.4%	86.9%	+1.5 p.p.	84.6%	85.4%	-0.8 p.p.	70.7%	85.7%	-15.0 p.p.
Total
RPK (million)	2,902	2,957	-1.9%	7,773	8,080	-3.8%	24,850	29,941	-17.0%
ASK (million)	3,499	3,541	-1.2%	9,451	9,686	-2.4%	31,385	35,868	-12.5%
Load factor	82.9%	83.5%	-0.6 p.p.	82.2%	83.4%	-1.2 p.p.	79.2%	83.5%	-4.3 p.p.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers around 800 daily flights to more than 130 destinations. With an operating fleet of 160 aircraft and more than 12,000 crewmembers, Azul has a network of more than 200 non-stop routes. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Glossary

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

This traffic release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    January 10, 2022

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer